

02002831


VIROTEC
International Ltd

A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

14 December 2001

File No. –82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA



Dear Sir or Madam:

**Re: Submission by Virotec International Ltd under Rule 12g3-2(b)**

Please see attached ASX announcements made on the 14 December 2001.

Yours faithfully

Per.

Angus Craig
Company Secretary



dlw 1/31


IROTEC
International Ltd

14 December 2001



**VIROTEC INTERNATIONAL LTD ("VIROTEC") SIGNS MEMORANDUM OF UNDERSTANDING ("MOU") FOR EUROPEAN PROJECT WORK**

Virotec (ASX/AIM: VTI) has signed a memorandum of understanding with Montgomery Watson Harza sa/nv ("MWH"), which is based in Brussels, Belgium.

MWH is an international civil and environmental engineering consultancy, which has a particular focus on mining, water management, and sanitation services

Virotec and MWH, via this agreement, will jointly identify and develop business opportunities in Eastern and Western Europe which require Virotec's geochemical and related industrial services. Both companies will co-operate initially on a non-exclusive basis, focusing on France, Belgium, Bulgaria and Romania and a possible exclusive arrangement will be reviewed in during 2002.

Opportunities will be sought in all industry sectors generating waste streams with heavy metals or landfills containing metals contaminated waste, and projects for remediation of surface and groundwater pollution with metals.

Brian Sheeran, Executive Chairman of Virotec commented:

"This is another important agreement for Virotec as our Bauxsol™Technology will be marketed by MWH's through its existing client base where it is appropriate. If a client seeks to implement our technology, MWH will manage the implementation, with Virotec supplying technical support and product supply. We look forward to working with such a well-established and respected Company and I look forward to reporting further progress".

**VIROTEC INTERNATIONAL LTD**
ABN 81 004 801 398
PO Box 188
Sanctuary Cove QLD 4212
AUSTRALIA

*Notes to editors*

*Bauxsol™ Technology is a fast and cost-effective green technology. Derived from a by-product of aluminium mining, it simultaneously neutralises acid and extracts heavy metals from contaminated water and soils.*

For further information regarding Virotec, the global environmental remediation company, go to www.virotec.com.

For further information regarding MWH, go to www.mwhglobal.com .

**Virotec Press Enquiries:**


| | |
|---|---|
| Virotec International Ltd | Tel: 617 5530 8014 |
| Melissa Toomey, SPIN Business Solutions | Tel: 617 3251 8111 |
| David Youngman, W. H. Ireland Ltd | Tel: 0161 832 6644 |
| Shane Dolan/ James Benjamin, Biddicks | Tel: 020 7448 1000 |



14 December 2001

## JUDGEMENT IN THE MATTER OF ENVIRONMENTAL PROTECTION AUTHORITY v VIROTEC INTERNATIONAL LTD

The Environmental Protection Authority ("EPA") commenced an action against Virotec International Ltd ("Virotec") in November 2000. The litigation is in relation to a set of circumstances that occurred at the Mt Carrington/Drake mine site in November 1999 when the Company's business was mining and it was known as Tin Australia NL.

The case was heard by the Land and Environment Court in New South Wales which found that an offence pursuant to Section 120(1) of the Protection of the Environment Operations Act 1997 occurred in 1999.

A decision regarding the quantum of any fine, if any, will be determined by the Court in early 2002. The Company believes that any fine that may be imposed will not have material impact on its 2002 financial results as a provision for a fine was included in the Company's 2001 accounts.

This judgment relates to activities which occurred prior to Virotec's involvement in environmental remediation and which lead to Virotec seeking alternative solutions to the environmental management of the Mt Carrington site. This judgment has no effect on the continuing development and commmercialisation of the Bauxsol™ technology by Virotec.

**VIROTEC INTERNATIONAL LTD**
ABN 81 004 801 398
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA